Exhibit 99.7

CONSENT OF WOOD CANADA LIMITED

Wood Canada Limited hereby consents to the use of information derived from sections 1.1.1.3, 1.1.1.4, 1.1.1.6, 1.2.1.3, 1.1.2.3, 1.3.10, 1.3.14.1, 13, 17, 18.6, 18.8, 21.1, 21.1.1 - 21.1.3, 21.1.5, 22.1.3, 25.3, 25.4, 25.6, 26.3 and 27 of "Technical Report on the Cote Gold Project, Ontario, Canada, Report for NI 43-101" with an effective date of June 30, 2022, as well as the reference to Wood Canada Limited's name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2022, (ii) the Registration Statement on Form F-10 (File No. 333-267237) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ "Greg Gosson"
_________________________
By: Greg Gosson, Ph.D., P.Geo
Technical Director, Geology & Compliance
Authorized Signor
WOOD CANADA LIMITED

Dated: March 27, 2023